Calculation of Filing Fee Table
Form S-1
Nationwide Life Insurance Company

Newly Registered and Carry Forward Securities
	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to be Paid	Other	Individual Single Purchase Payment Deferred Annuity Contract with Index- Linked Strategies	457(o)	N/A	N/A	$2,000,000,000	$110.20	$220,400
Fees Previously Paid	N/A	N/A	N/A	N/A	$0.00	$0.00		$0.00
Carry Forward Securities
Carry Forward Securities	N/A	N/A	N/A	N/A		N/A			N/A	N/A	N/A	N/A
	Total Offering Amounts					$2,000,000,000		$220,400
	Total Fees Previously Paid							$0.00
	Total Fee Offsets							$0.00
	Net Fee Due							$220,400